Filed Pursuant to Rule 433
Registration No. 333-234433
January 5, 2021

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated January 5, 2021)

Issuer:	Southern Power Company
Security:	Series 2021A 0.90% Senior Notes due January 15, 2026
Expected Ratings:*	Baa1 (Stable)/BBB+ (Negative)/BBB+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Size:	$400,000,000
Initial Public Offering Price:	99.755%
Maturity Date:	January 15, 2026
Treasury Benchmark:	0.375% due December 31, 2025
Benchmark Treasury Yield:	0.380%
Spread to Treasury:	+57 basis points
Re-offer Yield:	0.950%
Optional Redemption:
Make-Whole Call:	Prior to December 15, 2025 at T+10 basis points
Par Call:	On or after December 15, 2025 at 100%
Coupon:	0.90%
Interest Payment Dates:	January 15 and July 15 of each year, beginning July 15, 2021
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	843646 AW0/US843646AW05
Trade Date:	January 5, 2021
Expected Settlement Date:	January 8, 2021 (T+3)
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC
Senior Co-Managers:	CIBC World Markets Corp. Commerz Markets LLC
Co-Managers:	Mischler Financial Group, Inc. Penserra Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Power Company collect at 1-404-506-0727, BofA Securities, Inc. toll free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at 212-834-4533 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.